Exhibit 99.1

BAYTEX ANNOUNCES EXECUTIVE APPOINTMENT
AND DEPARTURE OF EVP & CFO

CALGARY, ALBERTA (November 17, 2022) – Baytex Energy Corp. (TSX: BTE) today announced that Chad Kalmakoff has been promoted to Chief Financial Officer. Mr. Kalmakoff replaces Rodney Gray, Executive Vice President and Chief Financial Officer, who has left the organization to pursue other opportunities.

“We are pleased to promote Chad to Chief Financial Officer. Chad has led our finance team for seven years and is well positioned to step into this role. He has been a significant contributor to our success and I look forward to working closely with Chad and the entire executive team as we continue the company’s focus on long-term value creation,” said Eric Greager, President and Chief Executive Officer. “On behalf of Baytex, I would like to wish Rod well in his future endeavors. Rod was instrumental in guiding Baytex through the volatile commodity markets we faced during his tenure and he departs with the company in a solid financial position”.

Mr. Kalmakoff joined Baytex on September 1, 2015 as Vice President, Finance and has held primary responsibilities for treasury, financial reporting, accounting and information technology. He has over 20 years of experience in the oil and gas industry. Prior to joining Baytex, Mr. Kalmakoff was Vice President, Finance and Chief Financial Officer at Kicking Horse Energy Inc. and Vice President, Finance and Chief Financial Officer at Corinthian Exploration Ltd. He also held a number of positions of increasing responsibility at Pace Oil & Gas Ltd. and its predecessors, including Chief Financial Officer and Vice President, Finance. Mr. Kalmakoff is a Chartered Accountant and holds a Bachelor of Commerce from Dalhousie University.

Baytex Energy Corp.

Baytex Energy Corp. is an energy company based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Baytex’s common shares trade on the Toronto Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com